

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 13, 2017

R. Scott Wheeler
Executive Vice President and Chief Financial Officer
Daseke, Inc.
15455 Dallas Parkway, Suite 440
Addison, TX 75001

      Re: **Daseke, Inc.**
              Registration Statement on Form S-3
              Filed March 21, 2017
              File No. 333-216854

Dear Mr. Wheeler:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please disclose in a pre-effective amendment all information that is not permitted to be omitted under Securities Act Rule 430A. We note in this regard numerous blanks in the footnotes to the selling securityholders tables.

2. Please file the opinions of Vinson & Elkins L.L.P and Ellenoff Grossman & Schole LLP as exhibits to your amended registration statement. Please provide sufficient time for our review prior to requesting acceleration of the effective date of the registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or me at (202) 551-3611 with any questions you may have.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: Lanchi D. Huynh
        Vinson & Elkins L.L.P.